November 12, 2015

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund VI, L.P., Series 6 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership has disposed of its interests in two local limited partnerships. The interest in West Mobile County Housing, Ltd., an Alabama limited partnership, was sold in May 2015. In an appraisal update conducted in February 2015, the appraised value of the apartment complex, conducted with any applicable restrictions taken into consideration, was determined to be $770,000. The loan balance as of December 31, 2014 was approximately $1,066,000.  The gross sales price was $38,000.  The loan stayed in place. The proceeds received by the Partnership were used to repay advances owed by the Partnership.

Additionally, the Partnership interest in West Liberty Family Apartments, Ltd., a Kentucky limited partnership, was redeemed in August 2015.  In an appraisal update conducted in June 2015, the appraised value of the apartment complex, conducted with any applicable restrictions taken into consideration, was determined to be $290,000. The outstanding mortgage debt as of December 31, 2014 was approximately $1,124,000.  The gross redemption price was $33,000. The loan stayed in place. The proceeds received by the Partnership were used to repay advances owed by the Partnership.

The Partnership continues to own interests in five other apartment complexes. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The disposition of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2015 K1, expected to be delivered to you approximately February or March 2016. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of these sales combined with the other 2015 Partnership activity which will all be reflected in the forthcoming K1.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,
Investor Services
WNC & Associates, Inc.

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com